SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

November 6, 2002

SCITEX CORPORATION LTD.
(Translation of registrant's name into English)

3 Azrieli Center
Triangle Building
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether rhe registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    √;          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contrained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes    No  √

Attached to the Registrant's Form 6-K, and incorporated by reference herein is the Registrant's press release dated November 5, 2002, announcing the Registrant's signing terms of agreement to merge Scitex Vision and Aprion Digital.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD.

Yahel Schachar Chief Financial Officer

November 6, 2002

Exhibit Index

Exhibit 99.1	Press Release